AerCo Limited
         Cash Analysis of Financial Condition and Results of Operations

                             Three Month Period from
                         March 15, 2001 to June 15, 2001

I        Background and General Information

The financial information contained in this report was not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but was prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

On July 15, 1998, AerCo Limited ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of notes in four subclasses, subclass A-1, subclass A-2, subclass B-1 and subclass C-1 (the "1998 notes"). The Company also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes which were purchased by debis AirFinance Ireland plc, formerly AerFi Group plc ("debis AirFinance"). The Company used the proceeds from the issuance of the 1998 notes, the subclass D-1 notes and the subclass E-1 notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases), (ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from debis AirFinance and its subsidiaries ("debis AirFinance Group") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of debis AirFinance.

On May 14, 1999, AerCo consummated an exchange offer under which the 1998 notes were exchanged for notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the 1999 exchange offer went effective on April 15, 1999.

On July 17, 2000, AerCo issued a further $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 (the "2000 notes"). The Company also issued two additional subclasses of notes, the subclass D-2 notes and subclass E-2 notes which were purchased by debis AirFinance. The Company used the proceeds from the issuance of the 2000 notes, the subclass D-2 notes and subclass E-2 notes (i) to refinance the subclass A-1 notes, (ii) to refinance the subclass D-1 notes and (iii) to acquire 30 additional aircraft (the "additional aircraft") with an appraised value of $724.1 million, and associated leases through the acquisition of certain aircraft owning subsidiaries, and one associated conduit leasing company, of debis AirFinance. Certain of the additional aircraft transferred to AerCo on July 17, 2000. The funds allocable to the remaining undelivered aircraft were deposited into the aircraft purchase account and were used to purchase the remaining additional aircraft as they were ready for delivery. As of January 31, 2001, all of the additional aircraft had been delivered to AerCo.

At the time of issue of the 2000 notes, AerCo undertook to complete by April 12, 2001 either an exchange offer for the 2000 notes under an effective registration statement or to register the resale of the 2000 notes under the US Securities Act of 1933. The registration statement filed by AerCo in connection with the 2000 exchange offer went effective on December 7, 2000 and on that date, AerCo commenced an exchange offer under which the 2000 notes were exchanged for notes registered with the Securities and Exchange Commission. The exchange offer was completed on January 31, 2001. The 1998 notes (excluding the subclass A-1 notes), the notes issued as a result of the exchange offer in 1999, the 2000 notes and the notes issued as a result of the 2000 exchange offer are collectively referred to below as the "notes".

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Applying the declining value assumptions contained in the Offering Memorandum issued by AerCo on July 12, 2000 to the appraisal dated March 1, 1998 of the aircraft acquired by AerCo on July 15, 1998, adjusting for aircraft sales, and to the April 30, 2000 appraisal of the additional aircraft, the total appraised value of AerCo's portfolio was assumed to be $1,433.9 million at June 15, 2001. The adjusted appraised value of AerCo's portfolio at June 15, 2001 is $1,391.4 million.

At June 15, 2001, AerCo owned (directly and indirectly) 61 aircraft, 60 of which are on operating leases, having sold one Fokker 100 aircraft in January 1999, a second Fokker 100 aircraft in July 1999, one B757 aircraft in April 2001 and one B747 aircraft in April 2001. AerCo may also acquire further aircraft and any related existing leases or similar arrangements from various sellers, which may include debis AirFinance. Additional aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of further aircraft with external funds, including issuing further notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998, as amended on July 17, 2000, by and between AerCo and Bankers Trust Company, as trustee of the notes (the "Indenture"). As of June 15, 2001, 60 of the 61 aircraft were on lease to 34 lessees in 20 countries as shown on pages 13 and 14 attached.

The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft leasing market. This, in turn, is affected by various regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risks of lessee default.

AerCo Group's ability to compete against other lessors is determined, in part, by the composition of its fleet in terms of mix, relative age and popularity of the aircraft types. In addition, operating restrictions imposed by the Indenture, and the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favourable terms than AerCo Group, may also impact AerCo Group's ability to compete with other lessors.

For the purposes of this report, the "Three Month Period", referred to on page 10 "AerCo Cashflow Performance for the Period from March 15, 2001 to June 15, 2001. Comparison of Actual Cash Flows versus Adjusted Base Case Cash Flows", comprises information from the monthly cash reports dated April, May and June 15, 2001. The financial data in these reports includes cash receipts from March 9, 2001 (first day of the Collection Period for the April 2001 Report) up to June 11, 2001 (last day of the Collection Period for the June 2001 Report). Page 12 presents the cashflow information from July 17, 2000 to the June 2001 Payment Date. This report however limits its commentary to the Three Month Period.

II Comparison of Actual Cash Flows versus the Adjusted Base Case for the Three Month Period

The July 12, 2000 Offering Memorandum (the "Offering Memorandum") issued by AerCo contained assumptions in respect of AerCo Group's future cash flows and expenses (the "2000 Base Case"). These cash flows and expenses have been adjusted for the sale of one B757-200 aircraft (MSN 28486) on April 9, 2001, which was not anticipated at the time of preparation of the 2000 Base Case ("Adjusted Base Case"). For the purpose of this report, "Net Cash Collections" is defined as Total Cash Collections less Total Cash Expenses, Movements in the Expense Account, Interest Payments and Swap Payments. A discussion of the Total Cash Collections, Cash Expenses, Interest Payments and Principal Payments is given below and should be read in conjunction with the analysis on page 10.

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 CASH COLLECTIONS

"Total Cash Collections" include Net Lease Rentals (Contracted Lease Rentals less Net Stress-Related Costs), Movement in Current Arrears Balance, Interest Earned, Aircraft Sales and Net Maintenance. In the Three Month Period, AerCo generated approximately $93.4 million in Total Cash Collections, $5.5 million greater than the Adjusted Base Case. This difference is due to a combination of the factors set out below (the numbers in brackets refer to the line item number shown on page 10).

[2]      Renegotiated Leases

Renegotiated Leases refers to the loss in rental revenue caused by a lessee negotiating a reduction in the lease rental. Typically, this can be a permanent reduction over the remaining lease term in exchange for other contractual concessions. In the Three Month Period, an amount of $0.1 million loss of revenue was attributed to Renegotiated Leases.

[3]      Rental Resets Including Interest Rate Adjustments for Floating Rate
         Leases

Rental Resets is a measure of the loss in rental revenue when new lease rates are lower than those assumed in the Adjusted Base Case, including lease rate adjustments for changes in interest rates on floating rate leases. AerCo currently has 48 fixed rate leases and 12 floating rate leases. The revenue loss attributable to rental resets during the Three Month Period was $0.7 million.

[4]      Aircraft Sales

Aircraft Sales is a measure of the loss in rental revenue as a result of aircraft sales. In the Three Month Period, the lost revenue attributed to Aircraft Sales amounted to $1.4 million, which arose on the sale of one B757-200 aircraft (MSN 28486). See paragraph [17] below for further details of this aircraft sale.

[5]      Contracted Lease Rentals

Contracted Lease Rentals represents the current contracted lease rental rollout which equates to the 2000 Adjusted Base Case Lease Rentals less adjustments for Renegotiated Leases, Rental Resets and Aircraft Sales. For the Three Month Period, Contracted Lease Rentals were $45.3 million.

[6]      Movement in Current Arrears Balance

Current Arrears are the total contracted lease rentals outstanding from current lessees at a given date and excludes any amounts classified as Bad Debts. The Current Arrears Balance at the start of the Three Month Period was $4.8 million versus $5.2 million at the end of the Three Month Period, a negative movement of $0.4 million.

Analysis of Current Arrears Balances
                                       % of      Current   Current    Movement
                            Aircraft  Appraised  Arrears   Arrears   In Current
   Country                    Type      Value*   15/3/01   15/6/01    Arrears
   -------                    ----      ------   -------   -------    -------
                                                   $M        $M          $M
1  Colombia**...........    B757-200     2.5       1.2       1.6       (0.4)
2  Italy **.............    B737-400     3.5       0.7       1.2       (0.5)
3  Italy................    A320-200     1.7       0.5       0.8       (0.3)
4  Spain................    Various      7.4       1.3       1.3        0.0
5  Other +..............    Various      4.8       1.1       0.3        0.8
                                                   ---       ---        ---
   Total................                           4.8       5.2       (0.4)
                                                   ---       ---        ---

*    Appraised Value as of February 19, 2001

**   Restructuring agreements have since been signed with these lessees

+ This comprises a number of lessees none of which had significant outstanding balances.

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As at March 15, 2001, an amount of $4.8 million was owed to AerCo Group, against which security deposits of $1.9 million were held.

As at June 15, 2001, an amount of $5.2 million was owed to AerCo Group, against which security deposits of $3.7 million were held.

[7]      Net Stress-Related Costs

Net Stress-Related Costs is a combination of all the factors that can cause actual lease rentals received to differ from the Contracted Lease Rentals. The Adjusted Base Case assumed Net Stress-Related Costs equal to 6% of the Adjusted Base Case Lease Rentals. For the Three Month Period, Net Stress-Related Costs led to a cash outflow of $0.8 million compared to $2.6 million outflow assumed in the Adjusted Base Case. This variance of $1.8 million is due to the six factors described in items [8] to [13] below.

[8]      Bad Debts and [10] Security Deposits Drawn Down

Bad Debts are arrears owed by lessees who have defaulted and which are deemed irrecoverable. These arrears are partially offset by the drawdown of security deposits held and amounts subsequently recovered from the defaulted lessee. There were no bad debt write-offs in the Three Month Period.

[9]      Deferred Arrears Balance

Deferred Arrears Balance refers to current arrears that have been capitalized and restructured into a deferred balance. In the Three Month Period, AerCo received payments totalling $0.3 million from one lessee in accordance with a payment schedule agreed with that lessee. The total rescheduled receivable amounted to $1.3m at the end of the quarter.

[11]     Aircraft on Ground ("AOG")

AOG is defined as the Adjusted Base Case lease rental lost when an aircraft is off-lease and non-revenue earning. During the Three Month Period, one B737-400 aircraft representing 1.4% of the aircraft by appraised value as at 19 February 2001, was off lease and non-revenue earning.

As of the date of this report an LOI has been signed for the lease of this aircraft for a 60 month lease term with a European operator and delivery is targeted for August 2001.

[12]     Other Leasing Income

Other Leasing Income consists of miscellaneous income received in connection with a lease other than contracted rentals, maintenance receipts and security deposits, such as early termination payments or default interest. There were no cashflows from Other Leasing Income during the Three Month Period.

[13]     Repossession Costs

Repossession Costs cover legal and aircraft technical costs incurred in repossessing aircraft. In the Three Month Period, Repossession Costs amounted to $0.2 million as a result of the repossession of one B747-200 aircraft from Tower Air.

[15]     Net Lease Rentals

Net Lease Rentals is Contracted Lease Rentals less any movement in Current Arrears Balance and Net Stress-Related Costs. In the Three Month Period, Net Lease Rentals amounted to $44.1 million, $0.6 million less than assumed in the Adjusted Base Case. The variance was attributable to the combined effect of the factors outlined in items [2] to [4] and in items [6] to [13] above.

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[16]     Interest Earned

Interest earned relates to interest received on cash balances held in the Collection and Expense Accounts. Cash held in the Collection Account consists of the cash liquidity reserve amount of $65 million plus the security deposit amount, in addition to the intra-month cash balances for all the rentals and maintenance payments collected prior to each monthly payment date. The Expense Account contains cash set aside to pay for expenses which are expected to be payable over the next month. In the Three Month Period, interest earned amounted to $1.2 million, $0.2 million more than assumed in the Adjusted Base Case.

[17]     Aircraft Sales

During the Three Month Period, one B757-200 aircraft (MSN 28486) with an Appraised Value of $49.3 million at February 19, 2001 and with a Note Target Price of $47.7 million at March 15, 2001 was sold for $46.2 million. The aircraft was on lease to TWA. AerCo had a lease rental deficiency agreement with a third party in the event of a TWA default. Under the terms of that agreement, the third party could elect to purchase the aircraft, rather than pay the rental deficiency. When TWA sought Chapter 11 bankruptcy protection, the third party exercised its purchase option under the rental deficiency agreement. The airframe of one B747-200 aircraft (MSN 22496) is being sold on a consignment basis. It is expected that proceeds from the consignment sale will be received over time as the individual parts of the airframe are sold. One engine previously attached to that B747-200 aircraft (MSN 22496) was sold for $1.4 million during the Three Month Period. AerCo Group has entered into a contract to sell the remaining two engines.

[18]     Net Maintenance

Net Maintenance refers to maintenance reserve revenue received less any maintenance reimbursements paid to lessees. In the Three Month Period, actual maintenance reserve revenue received amounted to $5.0 million and maintenance expenditure amounted to $4.5 million, generating positive net maintenance revenue of $0.5 million. The Adjusted Base Case makes no assumptions for net maintenance as it assumes that, over time, maintenance revenue will equal maintenance expenditure. However, it is unlikely that in any particular Three Month Period, maintenance revenue will exactly equal maintenance expenses.


CASH EXPENSES


"Total Cash Expenses" include Aircraft Operating Expenses and Selling, General and Administrative ("SG&A") Expenses. In the Three Month Period, Total Cash Expenses were $4.2 million compared with an assumed amount of $3.8 million. A number of offsetting factors discussed below have given rise to this negative variance of $0.4 million.

[21]     Re-leasing and other overhead costs

Re-leasing and other overhead costs consist of miscellaneous re-delivery and leasing costs associated with re-leasing events. In the Three Month Period, these costs amounted to $0.8 million, compared with $1.0 million per the Adjusted Base Case, which assumed costs to be 2% of Adjusted Base Case Lease Rentals.

 [23]    Aircraft Servicer Fees

The Aircraft Servicer Fees are defined as amounts paid to the Aircraft Servicer. In the Three Month Period, the total Aircraft Servicer's fees paid were $1.8 million, which is equal to $1.8 million assumed in the Adjusted Base Case.

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Aircraft Servicer Fees consist of:

                                                       $mm
                                                       ---
             Retainer Fee....................          0.9
             Rent Collected Fee..............          0.9
                                                       ---

             Total Aircraft Servicer Fees....          1.8
                                                       ===

The Retainer Fee is a fixed amount per month per aircraft and changes only as aircraft are acquired or sold.

[25]     Other Servicer Fees

Other Servicer Fees relate to fees and expenses paid to other service providers including the Administrative Agent, financial advisors, legal advisors, accountants and to the directors. In the Three Month Period, Other Servicer Fees amounted to $1.6 million, $0.6 million greater than the assumed fees of $1.0 million in the Adjusted Base Case.

[31]     Interest Payments and [32] Swap Payments

In the Three Month Period, interest payments to Noteholders amounted to $22.3 million. This is $4.3 million less than the Adjusted Base Case, which assumed Interest Payments for the Three Month Period to be $26.6 million. An interest payment of $3.1 million was paid to the Class E noteholder, where the Adjusted Based Case assumed an interest payment of $2.0 million to the Class E noteholder in the same period. The lower interest payments reflect lower actual interest rates than those assumed in the Adjusted Base Case. In the Three Month Period, swap payments amounted to $3.3 million, $3.8 million greater the assumed swap receipt of $0.5 million. This also reflects the lower than assumed interest rate environment.

[33]     Principal Payments

In the Three Month Period, total principal payments to Noteholders amounted to $63.3 million, $5.3 million greater than assumed in the Adjusted Base Case.

III      Other Financial Data

On June 28, 2001, AerCo entered into a $35 million Liquidity Facility Agreement with Kreditanstalt Fur Wiederaufbau (KFW). This is categorised under the Indenture as a primary eligible credit facility which provides additional liquidity support for AerCo at the First Collection Account level.

Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

As of June 15, 2001, amounts outstanding for more than 30 days for rental payments due under the leases equalled $2.9 million, which represented 10.6% of the portfolio by appraised value at February 19, 2001. The outstanding amounts are net of agreed deferrals or other restructuring and default interest.

PAL, an Asian lessee of two B737-300 aircraft representing 4.5% of the portfolio by appraised value at February 19, 2001, was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of PAL's rehabilitation plan, the Servicer agreed with PAL to a schedule covering the payment of arrearages over the period to December 31, 2003 and the extension of leases. At June 15, 2001, these arrearages amounted to $1.3 million. All amounts have been paid in accordance with the scheduled terms as of June 15, 2001.

As of June 15, 2001, a Colombian lessee representing 2.49% of the portfolio by appraised value at February 19, 2001 owed $1.6 million, all of which was in arrears for more than 30 days. See "IV Recent

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Developments ___ Latin American Concentration." The Servicer agreed not to exercise its remedies in respect of events of default existing under the lease in order to permit the Colombian lessee to have a stable business environment in which to develop, negotiate and commence implementing a long-term business plan. During the period to May 31, 2001, AerCo received approximately 61% of amounts due under the lease in cash with the remainder provided by way of secured and unsecured notes issued by the lessee. The Colombian lessee's other aircraft lessors and major creditors agreed similar forbearance arrangements. On June 19, 2001, the Servicer signed a restructuring agreement with the lessee which agreement was conditional on the fulfilment of certain conditions precedent which were met on July 11, 2001. The secured notes have been paid in full as at the date of this filing. Under the terms of the restructuring agreement, assuming satisfaction of all conditions precedent, payments of the unsecured notes are to be made over a seven-year period. In addition, the lessee has agreed to extend the lease term by 66 months. However, the monthly lease rental in respect of the aircraft will be reduced by approximately 19%. The continued effectiveness of the restructuring agreement is conditional on the completion of certain undertakings by the lessee's parent, which includes the assumption by the parent of certain significant obligations of the lessee. The Servicer is actively monitoring the status, and likelihood, of completion of these undertakings. In the absence of completion of these undertakings, AerCo will have to consider all of its options in respect of its aircraft, which would include early return of the aircraft.

As of June 15, 2001, an Italian lessee representing 3.5% of the portfolio by appraised value at February 19, 2001, owed $1.2 million in rent, $0.8 million of which was in arrears for more than 30 days. A restructuring agreement with the lessee has been signed regarding repayment of arrears and future payments.

AerCo expects to respond to the needs of lessees in financial difficulty by restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial.

Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties may be caused by a variety of factors including the failure of the lessee to have in place a well established maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labor difficulties experienced by the relevant lessee.

IV       Recent Developments

Asia Pacific Concentration. At June 15, 2001, 20.1% of the aircraft by appraised value at February 19, 2001 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One lessee, Asiana, leased 5.0% of the aircraft by appraised value at February 19, 2001.

Trading conditions in Asia's civil aviation industry were adversely affected by the severe economic and financial difficulties in the region during 1998 and 1999. The economies of the region experienced acute difficulties including many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee, PAL, which leases 4.5% of the aircraft by appraised value at February 19, 2001, was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of PAL's outstanding lease obligations were re-scheduled in 1999. Several other airlines in the region re-scheduled their aircraft purchase obligations, eliminated certain routes and reduced employees. A repeat of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

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Latin American Concentration. At June 15, 2001, 10.5% of the aircraft by appraised value at February 19, 2001 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depend amongst other things on the level of political stability and economic activity and policies in the region. Developments in other "emerging markets" may also affect the economies of Latin American countries and the entire region.

Most significantly, in 1999, Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, the lessee of 4.1% of the aircraft by appraised value at February 19, 2001, operates five of the aircraft in Brazil. Continued weakness in the value of the Brazilian real, as well as any further general deterioration in the Brazilian economy, means that this lessee may be unable to generate sufficient revenues in Brazilian currency to pay the U.S. dollar-denominated rental payments under the leases. More importantly, financial and economic problems in Brazil could spread throughout Latin America and other "emerging" economies, having a similar effect on many of AerCo Group's other lessees.

Colombia has recently suffered as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. AerCo leases one aircraft to a Colombian lessee, representing 2.5% of the portfolio by appraised value at February 19, 2001. Continued weakness in the value of the Colombian Peso, as well as general deterioration in the Colombian economy, will mean that this lessee may be unable to generate sufficient revenues in the Colombian currency to pay the U.S. dollar denominated rental repayments under the lease. As of June 15, 2001, this Colombian lessee owed $1.4 million, all of which was in arrears for more than 30 days. (See Section III - Other Financial Data above).

European Concentration. At June 15, 2001, 53.0% of the aircraft by appraised value at February 19, 2001 were leased by operators based in Europe. Of this amount, lessees of 44.9% of the aircraft were based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 8.1% of the aircraft were based in "emerging" European markets, principally Turkey. As of June 15, 2001, 22.3% of the aircraft by appraised value at February 19, 2001 were leased to lessees in the United Kingdom.

The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in any European country may adversely affect the European lessees' ability to meet their financial and other obligations. Most European currencies in which European airlines primarily receive their revenue have fallen in value in the last number of months when measured against the US dollar, adversely affecting the ability of those airlines to meet dollar denominated lease rental, fuel and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases.

At June 15, 2001, 4.9% of the aircraft by appraised value at February 19, 2001 were on lease to Turkish lessees. The fall in value of the Deutsche Mark, the principal currency in which Turkish airlines receive their revenues, against the U.S. dollar, may affect the ability of these airlines to pay US dollar denominated costs including lease rentals. The recent sharp increase in jet fuel prices, together with the weakness of the Euro against the U.S. dollar has led to significant increases in operating costs for many airlines based in the Euro-zone. This may adversely impact the ability of such airlines to perform their lease obligations to AerCo Group in the future.

North American Concentration. At June 15, 2001, 15.0% of the aircraft by appraised value at February 19, 2001 were leased by operators in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years,

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nearly half of the major North American passenger airlines have filed for
Chapter 11 bankruptcy protection and several major U.S. airlines have ceased operations.

Compliance with Governmental and Technical Regulation. The US Federal Aviation Administration (the "FAA") has announced an Airworthiness Directive ("AD") that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. At June 15, 2001, AerCo Group owned eight MD-80 series aircraft representing 10.1% of the portfolio by appraised value at February 19, 2001. AerCo will incur in ensuring its eight MD-80 series aircraft comply with these standards. The modification of three of the eight aircraft is expected to be completed by April 2002 at an estimated cost of approximately $1.7 million. The modification of the remaining five aircraft is expected to be completed by April 2006 at an estimated cost of approximately $2.1 million after lessee contributions.

The FAA is expected to issue an AD by the end of 2001 mandating the modification of lapjoints Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated labour cost to implement such modifications for each aircraft is approximately $230,000 per aircraft. At June 15, 2001, AerCo owned 31 Boeing 737 aircraft, representing 47.5% of the portfolio by appraised value at February 19, 2001. Based on the current cycles completed to date by these Boeing 737 aircraft, AerCo Group's Boeing 737 aircraft are not likely to require these modifications prior to 2008. However, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

The FAA is also expected to issue an AD within the next twelve months mandating a re-design of the rudder systems of Boeing 737 aircraft. The average cost per aircraft of such modifications is expected to be approximately $50,000. At June 15, 2001, AerCo owned 31 Boeing 737 aircraft, representing 47.5% of the portfolio by appraised value at February 19, 2001. Depending on the time period within which such modifications are required to be made, the costs may be the responsibility of existing lessees. However, if some or all of the costs are not the responsibility of some or all existing lessees, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with such modifications, which could impact adversely on AerCo's results of operations.



01ec36

AerCo Cashflow Performance for the Period from March 15, 2001 to June 15, 2001 Comparison of Actual Cash flows versus *Adjusted Base Case Cash Flows

                                                     * Adjusted                          * Adjusted
                                               Actual  Base Case     Variance     Actual   Base Case     Variance
                                               ------  ---------     --------     ------   ---------     --------
               CASH COLLECTIONS

    1          Lease Rentals                     47.50       47.50        0.00    100.0%      100.0%      (1.1%)
    2           -  Renegotiated Leases           (0.10)       0.00       (0.10)    (0.2%)       0.0%      (0.2%)
    3           -  Rental Resets                 (0.70)       0.00       (0.70)    (1.5%)       0.0%      (1.5%)
    4           -  Aircraft Sales                (1.40)      (1.40)       0.00     (2.9%)      (2.9%)      0.0%
                                               --------------------------------- ---------------------------------

    5  1 - 5   Contracted Lease Rentals          45.30       46.10       (0.80)    95.3%       97.1%      (1.7%)
    6          Movement in Current Arrears       (0.40)       0.00       (0.40)    (0.8%)       0.0%      (0.8%)
               Balance
    7          less Net Stress Related Costs
    8           -  Bad Debts                      0.00      (0.50)        0.50      0.0%       (1.1%)      1.1%
    9           -  Capitalised Arrears            0.30        0.30        0.00      0.6%        0.6%       0.0%
   10           -  Security Deposits drawn
                   down                           0.00        0.00        0.00      0.0%        0.0%       0.0%
   11           -  AOG                           (0.90)      (2.00)       1.10     (1.9%)      (4.2%)      2.3%
   12           -  Other Leasing Income           0.00        0.00        0.00      0.0%        0.0%       0.0%
   13           -  Repossession                  (0.20)      (0.40)       0.20     (0.4%)      (0.8%)      0.4%
                                               --------------------------------- ---------------------------------
   14  8 - 13  Sub-total                         (0.80)      (2.60)       1.80     (1.7%)      (5.5%)      3.8%
   15  5+6+14  Net Lease Rental                  44.10       43.50        0.60     92.8%       91.6%       1.3%
   16          Interest Earned                    1.20         1.0        0.20      2.5%        2.1%       0.4%
   17          Aircraft Sales                    47.60       43.40        4.20    100.2%       91.4%       8.8%
   18          Net Maintenance                    0.50        0.00        0.50      1.1%        0.0%       1.1%
                                               --------------------------------- ------------------------------

   19  15 - 18 Total Cash Collections            93.40       87.90        5.50    196.6%      185.1%      11.6%
                                               ================================= ==============================

               CASH EXPENSES
               Aircraft Operating Expenses
   20           -  Insurance                      0.00        0.00        0.00      0.0%        0.0%       0.0%
   21           -  Re-leasing and other          (0.80)      (1.00)       0.20     (1.7%)      (2.1%)      0.4%
                   overheads
                                               --------------------------------- ------------------------------
   22  20+21   Sub-total                         (0.80)      (1.00)       0.20     (1.7%)      (2.1%)      0.4%
               SG&A Expenses
   23          Aircraft Servicer Fees
                -  Retainer Fee                  (0.90)      (0.90)      (0.00)    (1.9%)      (1.9%)      0.0%
                -  Rent Collected Fee            (0.90)      (0.90)      (0.00)    (1.9%)      (1.9%)      0.0%
                -  Previous Servicer              0.00        0.00        0.00      0.0%        0.0%       0.0%
                                               -------------------------------- -------------------------------
   24       23 Sub-total                         (1.80)      (1.80)      (0.00)    (3.8%)      (3.8%)      0.0%
   25          Other Servicer Fees               (1.60)      (1.00)      (0.60)    (3.4%)      (2.1%)     (1.3%)
                                               -------------------------------- -------------------------------
   26  24+25   Sub-total                         (3.40)      (2.80)      (0.60)    (7.2%)      (5.9%)     (1.3%)
                                               ================================ ===============================


                                               -------------------------------- -------------------------------
   27  26+22   Total Cash Expenses               (4.20)      (3.80)      (0.40)    (8.8%)      (8.0%)     (0.8%)
                                               ================================ ===============================

               NET CASH COLLECTIONS
   28       19 Total Cash Collections            93.40       87.90        5.50    196.6%      185.1%      11.6%
   29       26 Total Cash Expenses               (4.20)      (3.80)      (0.40)    (8.8%)      (8.0%)     (0.8%)
   30          Movement on Expense Account       (0.30)       0.00       (0.30)    (0.6%)       0.0%      (0.6%)
   31          Interest Payments                (22.30)     (26.60)       4.30    (46.9%)     (56.0%)      9.1%
   32          Swap Payments                     (3.30)       0.50       (3.80)    (6.9%)       1.1%      (8.0%)
                                               --------------------------------- ------------------------------

   33  28 - 32 TOTAL                             63.30       58.00        5.30    133.3%      122.1%      11.2%
                                               ================================= ==============================

   33          PRINCIPAL PAYMENTS
               Subclass A                        55.10       50.70        4.40    116.0%      106.7%       9.3%
               Subclass B                         7.60        6.70        0.90     16.0%       14.1%       1.9%
               Subclass C                         0.60        0.60        0.00      1.3%        1.3%       0.0%
               Subclass D                         0.00        0.00        0.00      0.0%        0.0%       0.0%
                                               -------------------------------- -------------------------------

               Total                             63.30       58.00        5.30    133.3%      122.1%      11.2%
                                               ================================= ==============================

* Adjusted Base Case - The cashflows and expenses assumed in the July 2000 Offering Memorandum ("2000 Base Case") have been adjusted to reflect the sale of one B757-200 aircraft (MSN 28486) on April 9, 2001 which was not anticipated at the time of preparation of the 2000 Base Case



Coverage Ratios                                                        Adjusted
                                         Closing         Actual        Base Case
                                         -------         ------        ---------
      Net Cash Collections                                      63.3              58.0
      Add Back Interest and
      Swap Payments                                             25.6              26.1
      Add Back Permitted Accruals
A     Net Cash Collections                                      88.9              84.1
      (excl. interest and swap payments)
B     Swaps                                                      3.3               0.5
C     Class A Interest                                          12.4              16.4
D     Class A Minimum                                           30.5              29.0
E     Class B Interest                                           2.1               2.7
F     Class B Minimum                                            5.8               5.0
G     Class C Interest                                           2.7               3.4
H     Class C Minimum                                              -                 -
I     Class D Interest                                           2.1               2.1
J     Class D Minimum
K     Class A Scheduled
L     Class B Scheduled                                          1.2               1.7
M     Class C Scheduled                                          0.6               0.6
N     Class D Scheduled
O     Permitted Aircraft Modifications
P     Step-up Interest
R     Class A Supplemental                                      24.7              21.7
S     Class E Primary Interest                                   3.1               2.0
T     Class B Supplemental                                       0.4                 -
U     Class A Outstanding                                          -                 -
                                                         ------------  ----------------
      Total                                                     88.9              84.1
                                                         ------------  ----------------
 [1]  Interest Coverage Ratio
      Class A                                                   5.66              5.29  = a/(b+c)
      Class B                                                   1.84              1.77  = a/(b+c+d+e)
      Class C                                                   1.57              1.50  = a/(b+c+d+e+f+g)
      Class D                                                   1.51              1.45  = a/(b+c+d+e+f+g+h+i)
 [2]  Debt Coverage Ratio
      Class A                                                   1.51              1.45  = a/(b+c+d+e+f+g+h+I+j+k)
      Class B                                                   1.48              1.41  = a/(b+c+d+e+f+g+h+I+j+k+l)
      Class C                                                   1.46              1.39  = a/(b+c+d+e+f+g+h+I+j+k+l+m)
      Class D                                                   1.46              1.39  = a/(b+c+d+e+f+g+h+I+j+k+l+m+n)

      Loan to Value Ratios (in US dollars)
 [3]  Assumed Portfolio Value
                                         1,566,730,000   1,433,852,258    1,429,336,533
 [4]  Adjusted Portfolio Value                           1,460,990,520
      Liquidity Reserve Amount
      Of which - Cash
                                            87,400,000      77,952,152      87,400,000
                    - Accrued Expenses                       8,000,000
                    - Letters of Credit
                        held
                                         --------------  --------------  --------------
      Subtotal                              87,400,000      85,952,152      87,400,000
      Less Lessee Security Deposits         22,400,000      20,952,152      22,400,000
      Subtotal                              65,000,000      65,000,000      65,000,000
 [5]  Total Asset Value                  1,631,730,000   1,525,990,520   1,516,736,533

      Note Balances as at June 15, 2001
      Class A                              998,386,457     900,745,989     901,946,457
      Class B                              154,787,636     141,951,374     141,387,636
      Class C                              164,156,262     162,793,765     162,793,505
      Class D                              100,000,000     100,000,000     100,000,000
                                         --------------  --------------  --------------
                                         1,417,330,355   1,305,491,127   1,306,127,598


[1] Interest Coverage Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

 [2] Debt Service Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

 [3] Assumed Portfolio Value represents the Initial Appraised Value of each aircraft in the Portfolio multiplied by the Depreciation Factor at Calculation Date divided by the Depreciation Factor at Closing Date.

[4] Adjusted Portfolio Value represents the Base Value of each aircraft in the Portfolio as determined by the most recent Appraisal Multiplied by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing Date.

      The lower of the Assumed Portfolio Value or 105% of the Adjusted Portfolio Value is used to calculate the principal repayment Amounts to Noteholders.

 [5] Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount minus Lessee Security Deposits.

AERCO Cashflow Performance for the Period from July 17, 2000 to June 15, 2001 Comparison of Actual Cash flows versus Adjusted Base Case Cash Flows

                                                         Adjusted                           Adjusted
                                                 Actual  Base Case  Variance     Actual     Base Case   Variance
                                                 ------  ---------  --------     ------     ---------   --------
              CASH COLLECTIONS

    1         Lease Rentals                      173.30     173.30      0.00        100.0%       100.0%      0.0%
    2          -    Renegotiated Leases           (0.10)      0.00     (0.10)         0.0%         0.0%      0.0%
    3          -    Rental Resets                 (0.90)      0.00     (0.90)        (0.5%)        0.0%     (0.5%)
    4          -    Aircraft Sales                (1.40)     (1.40)     0.00         (0.6%)       (0.8%)     0.0%
                                                 -----------------------------   ---------------------------------

    5  1 - 5  Contracted Lease Rentals           170.90     171.90     (1.00)        98.6%        99.2%     (0.6%)
    6         Movement in Current Arrears         (5.00)      0.00     (5.00)        (2.9%)        0.0%     (2.9%)
              Balance
    7         less Net Stress Related Costs
    8          -    Bad Debts                     (1.50)     (1.80)     0.30         (0.9%)       (1.0%)     0.2%
    9          -    Capitalised Arrears            1.20       2.20     (1.00)         0.7%         1.3%     (0.6%)
   10          -    Security Deposits drawn down   0.40       0.00      0.40          0.3%         0.0%      0.2%
   11          -    AOG                           (3.00)     (7.30)     4.30         (1.7%)       (4.2%)     2.5%
   12          -    Other Leasing Income           0.00       0.00      0.00          0.0%         0.0%      0.0%
   13          -    Repossession                  (0.30)     (1.40)     1.10         (0.2%)       (0.8%)     0.6%
                                                 -----------------------------   ---------------------------------
   14  8 - 13 Sub-total                           (3.20)     (8.30)     5.10         (1.8%)       (4.8%)     2.9%
   15  5+6+14 Net Lease Rental                   162.70     163.60     (0.90)        93.9%        94.4%     (0.5%)
   16         Interest Earned                      4.90       3.30      1.60          2.8%         1.9%      0.9%
   17         Aircraft Sales                      49.00      51.00     (2.00)        28.3%        29.4%     (1.2%)
   18         Net Maintenance                      7.90       0.00      7.90          4.6%         0.0%      4.6%
                                                 -----------------------------   ---------------------------------
   19  15 - 18  Total Cash Collections           224.50     217.90      6.60        129.5%       125.7%      3.8%
                                                 =============================   =================================

              CASH EXPENSES
              Aircraft Operating Expenses
   20          -    Insurance                     (0.10)      0.00     (0.10)        (0.1%)        0.0%     (0.1%)
   21          -    Re-leasing and other          (6.40)     (3.30)    (3.10)        (3.7%)       (1.9%)    (1.8%)
                    overheads
                                                 -----------------------------   ---------------------------------
   22  20+21  Sub-total                           (6.50)     (3.30)    (3.20)        (3.8%)       (1.9%)    (1.9%)
              SG&A Expenses
   23         Aircraft Servicer Fees
               -    Retainer Fee                  (2.50)     (2.40)    (0.10)        (1.4%)       (1.4%)    (0.1%)
               -    Rent Collected Fee            (2.50)     (2.20)    (0.30)        (1.4%)       (1.3%)    (0.2%)
               -    Previous Servicer             (1.80)      0.00     (1.80)        (1.0%)        0.0%     (1.0%)
               -    Sales Fee                      0.00       0.00      0.00          0.0%         0.0%      0.0%
                                                 -----------------------------   ---------------------------------
   24      23 Sub-total                           (6.80)     (4.60)    (2.20)        (3.9%)       (2.7%)    (1.3%)
   25         Other Servicer Fees                 (9.10)     (5.70)    (3.40)        (5.3%)       (3.3%)    (2.0%)
                                                 -----------------------------   ---------------------------------
   26  24+25  Sub-total                          (15.90)    (10.40)    (5.60)        (9.2%)       (6.0%)    (3.2%)
                                                 =============================   =================================

                                                 -----------------------------   ---------------------------------
   27  26+22  Total Cash Expenses                (22.40)    (13.60)    (8.80)       (12.9%)      (7.8%)     (5.1%)
                                                 =============================   =================================

              NET CASH COLLECTIONS
   28      19 Total Cash Collections             224.50     217.90      6.60        129.5%      125.7%       3.8%
   29      26 Total Cash Expenses                (22.40)    (13.60)    (8.80)       (12.9%)      (7.8%)     (5.1%)
   30         Movement on Expense Account          7.10       0.00      7.10          4.1%        0.0%       4.1%
   31         Interest Payments                  (94.60)    (95.30)     0.70        (54.6%)     (55.0%)      0.4%
   32         Swap Payments                       (3.00)      2.00     (5.00)        (1.7%)       1.2%      (2.9%)
                                                 -----------------------------   ---------------------------------
   33  28 - 32  TOTAL                            111.60     111.00      0.60         64.4%       64.1%       0.3%
                                                =============================   =================================
  33         PRINCIPAL PAYMENTS
              Subclass A                          97.50      96.30      1.20         56.2%       55.6%       0.6%
              Subclass B                          12.80      13.40     (0.60)         7.4%        7.7%      (0.3%)
              Subclass C                           1.30       1.30      0.00          0.8%        0.8%      (0.0%)
              Subclass D                           0.00       0.00      0.00          0.0%        0.0%       0.0%
                                                 -----------------------------   --------------------------------

              Total                              111.60     111.00      0.60         64.4%       64.1%       0.3%
                                                 =============================   =================================

                                                                                                 Appraised                 % of
                                                                                                 Value at    % of       Aircraft by
                                                                                    Date of      February  Aircraft by  Appraised
                                                   Aircraft    Engine        Serial Manufacture/ 19, 2001  Appraised      Value
No Region         Country       Lessee              Type       Configuration Number Conversion   (US $M)    Value        in Region
------------------------------------------------------------------------------------------------------------------------------------
1. Asia (Emerging)China         China Xinjiang     B757-200    RB211-535E4   26153  Aug-1992       37,372      2.6%
2.                China         China Southern     B737-300    CFM56-3C1     26068  Jun-1992       23,306      1.7%
3.                China         China Southern     B737-300    CFM56-3C1     25604  Jan-1993       21,746      1.5%
4.                China         Xiamen Airlines    B737-500    CFM56-3C1     27153  Aug-1993       20,453      1.4%
5.                China         Xiamen Airlines    B737-500    CFM56-3C1     27155  Mar-1993       19,643      1.4%
6.                India         Indian Airlines    A300B4-200  CF6-50C2        240  May-1983        8,596      0.6%
7.                Philippines   PAL                B737-300    CFM56-3B1     24465  Aug-1989       18,533      1.3%
8.                Philippines   PAL                B737-300    CFM56-3B1     24677  Mar-1990       19,924      1.4%
9.                Philippines   PAL                B737-400    CFM56-3C1     25594  May-1992       25,261      1.8%
10.               South Korea   Asiana             B737-400    CFM56-3C1     25764  Jun-1992       23,356      1.7%
11.               South Korea   Asiana             B737-400    CFM56-3C1     25765  Jul-1992       23,762      1.7%
12.               South Korea   Asiana             B737-500    CFM56-3C1     25768  May-1995       22,494      1.6%
13.               Taiwan        FEAT               MD83        JT8D-219      49952  Dec-1991       19,582      1.4%
  . Sub-total                                                                                                              20.1%
14. Europe
   (Developed)    Italy         Air Europa    (3)  A320-200    CFM5-5A1         85  Feb-1986       23,886      1.7%
15.               Italy         Blue Panorama      B737-400    CFM56-3C1     24901  May-1990       23,510      1.7%
16.               Italy         Blue Panorama      B737-400    CFM56-3C1     27074  Apr-1992       25,676      1.8%
17.               Ireland       Virgin Express     B737-300    CFM56-3B2     25041  Mar-1991       21,912      1.6%
                                Ireland
18.               Spain         Spanair            B767-300ER  PW4060        24999  Feb-1991       52,819      3.7%
19.               Spain         Spanair            MD83        JT8D-219      49627  Apr-1989       18,137      1.3%
20                Spain         Spanair            MD83        JT8D-219      49790  Oct-1989       17,978      1.3%
21.               Spain         Spanair            MD-82       JT8D-217C     49570  Feb-1988       15,247      1.1%
22.               UK            Air 2000           B757-200    RB211-535E4   26158  Feb-1993       38,406      2.7%
23.               UK            Airtours (5)       A320-200    CFM56-5A3       299  Apr-1992       28,136      2.0%
24.               UK            Airtours           A320-200    V2500-A1        362  Nov-1992       27,818      2.0%
25.               UK            British Midland    A320-200    V2527-A5        934  Jan-1999       39,217      2.8%
26.               UK            British Midland    A321-200    V2533-A5       1207  Apr-2000       51,609      3.7%
27.               UK            Monarch            A320-200    CFM56-5A3       391  Feb-1993       29,295      2.1%
28.               UK            British Airways    B737-500    CFM56-3C1     25789  Feb-1992       20,270      1.4%
29.               UK            British Airways    B737-300    CFM56-3C1     24908  Mar-1991       22,285      1.6%
30.               UK            JMC Airlines       A320-200    V2500-A1        354  Oct-1992       28,356      2.0%
31.               UK            JMC Airlines       A320-200    V2500-A1        411  Mar-1993       29,377      2.1%
32.               Belgium       Virgin Express  (4)B737-400    CFM56-3C1     24270  May-1989       21,817      1.5%
33.               Belgium       Virgin Express     B737-400    CFM56-3C1     24271  Jun-1989       22,116      1.6%
34.               Finland       Finnair            MD-82       JT8D-219      49905  Oct-1990       17,404      1.2%
35.               Finland       Finnair            MD-82       JT8D-219      53245  Apr-1992       18,838      1.3%
36.               France        Europe Airpost     B737-300QC  CFM56-3B2     24021  Nov-1988       20,600      1.5%
37.               Norway        Braathens SAFE     B737-500    CFM56-3C1     24651  Apr-1990       18,616      1.3%
    Sub-total                                                                                                              44.9%

                                     Page 13

                                                                                                 Appraised                 % of
                                                                                                 Value at    % of       Aircraft by
                                                                                    Date of      February  Aircraft by  Appraised
                                                   Aircraft    Engine        Serial Manufacture/ 19, 2001  Appraised      Value
No Region         Country       Lessee              Type       Configuration Number Conversion   (US $M)    Value        in Region
------------------------------------------------------------------------------------------------------------------------------------
38. Europe
   (Emerging)     Hungary       Malev              B737-300    CFM56-3C1     24909  Apr-1991       21,127      1.5%
41.               Hungary       Malev              B737-400    CFM56-3C1     24904  Feb-1991       23,777      1.7%
39.               Turkey        Pegasus            B737-400    CFM56-3C1     23979  Jan-1989       21,674      1.5%
40.               Turkey        Pegasus            B737-400    CFM56-3C1     24685  May-1990       23,153      1.6%
42.               Turkey        THY                B737-400    CFM56-3C1     26066  Jun-1992       25,016      1.8%
     Sub-total                                                                                                               8.1%
43.Latin America  Brazil        TAM                Fokker 100  TAY650-15     11341  Aug-1991       11,498      0.8%
44.(Emerging)     Brazil        TAM                Fokker 100  TAY650-15     11350  Apr-1992       12,052      0.9%
45.               Brazil        TAM                Fokker 100  TAY650-15     11351  Sep-1991       11,353      0.8%
46.               Brazil        TAM                Fokker 100  TAY650-15     11320  Sep-1991       11,220      0.8%
47.               Brazil        TAM                Fokker 100  TAY650-15     11322  Jun-1991       11,155      0.8%
48.               Brazil        Nordeste           B737-500    CFM56-3C1     26067  Jun-1992       20,588      1.5%
49.               Brazil        Varig              B737-300    CFM56-3C1     24834  Jun-1990       20,479      1.5%
50.               Chile         AILL (1)           DC8-71F     CFM56-2C1     46040  Mar-1991       14,074      1.0%
51.               Columbia      Avianca            B757-200    RB211-535E4   26152  Aug-1992       35,364      2.5%
    Sub-total                                                                                                              10.5%
52. North America Canada        Air Canada         A320-200    CFM56-5A1       403  Dec-1993       29,545      2.1%
53. (Devoloped)   Canada        Air Canada         B767-300ER  PW4060        24947  Mar-1991       54,915      3.9%
54.               USA           BAX Global         DC8-71F     CFM56-2C1     46064  Mar-1992       12,036      0.9%
55.               USA           Delta              B737-300    CFM56-3B1     23345  Jul-1985       13,487      1.0%
56.               USA           Frontier           B737-300    CFM56-3C1     24856  Aug-1990       20,762      1.5%
57.               USA           Frontier           B737-300    CFM56-3B2     26440  Mar-1992       22,714      1.6%
58.               USA           Frontier           B737-300    CFM56-3B2     26442  May-1992       22,244      1.6%
59.               USA           Reno Air (2)       MD-82       JT8D-219      49931  Aug-1990       17,842      1.3%
60.               USA           Reno Air (2)       MD-82       JT8D-219      49932  Sep-1990       17,832      1.3%

    Sub-total                                                                                                              15.0%
61. AOG                                            B737-400    CFM56-3C1     23868  Oct-1988       20,090      1.4%         1.4%
                                                                                                --------------------------------
  Total                                                                                         1,411,350    100.0%       100.0%
                                                                                                ================================

1.Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan
  Chile
2.Reno Air is a 100% subsidiary of American Airlines
3.Subleased to Volare from Air Europa
4.Subleased to City Bird from Virgin Express
5.Subleased to Premiair from Airtours

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